Cardax, Inc. 2800 Woodlawn Drive, Suite 129, Honolulu, HI 96822 telephone 808.457.1400 fax 808.237.5901 www.cardaxpharma.com

June 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Attention: Mary Mast and Dan Gordon

Re:	CARDAX, INC.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 333-181719

Ladies and Gentlemen:

Cardax, Inc. (the “Company”) is responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 filed on March 30, 2020 (the “Annual Report”) that were provided on June 16, 2020 (the “Second Comment Letter”) following the Company’s correspondence on June 5, 2020 in response to the Staff’s comments dated May 21, 2020 (the “First Comment Letter”).

For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Second Comment Letter and each of the comments is restated in bold italics prior to the response. Any page number references in the responses below refer to the page numbers in the Annual Report. Any capitalized terms in the responses below that are not otherwise defined in this letter shall have the respective meanings ascribed to such terms in the Annual Report.

The Company believes that the additional information provided herein in response to the Staff’s comments would not constitute any material substantive disclosure by the Company if included in the Annual Report by amendment. Accordingly, the Company respectfully requests that it be allowed to disclose such information in its future filings with the Commission, where applicable, as an alternative to filing an amendment to the Annual Report to address the comments provided in the Second Comment Letter.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 54

1.	Please revise the proposed disclosure in response to comment 1, to provide a separate evaluation of your disclosure controls and procedures pursuant to Item 307 of Regulation S-X along with a Management’s report on your internal controls over financial reporting pursuant to Item 308 of Regulation S-K. In addition, please address the second part of comment 1 relating to how the omission of these required disclosures impacts your conclusion with respect to the effectiveness of the disclosure controls and procedures as of December 31, 2019.

United States Securities and Exchange Commission

Division of Corporation Finance

RESPONSE:

The Company acknowledges the Staff’s comment and agrees the disclosure could be clarified. The Company proposes to provide disclosure in substantially the form below in its future filings with the Commission, where applicable. In addition, the Company believes that the disclosure in the Annual Report was adequately presented in all material respects and the additional information provided below would have no impact on our conclusion with respect to the effectiveness of the disclosure controls and procedures as of December 31, 2019.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures, as defined in Rule 15d-15(e) under the Exchange Act. Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports we file or submit under the Exchange Act is (a) recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms; and (b) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (b) provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting using the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Changes in Internal Control over Financial Reporting

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, any change in our internal control over financial reporting and identified no change during the quarter ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

United States Securities and Exchange Commission

Division of Corporation Finance

Notes to the Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Research and development, page F-11

2.	We acknowledge your representations in your response to comment number 2 that, for the years ended December 31, 2019 and 2018, substantially all of the Company’s in-house scientific personnel’s time and services supported aspects of your business not directly or indirectly related to research and development, and accordingly, the compensation of your in-house personnel was included as part of salaries and wages. However, your proposed disclosure appears to indicate that your in-house scientific personnel spend considerable time and services on research and development activities as defined in ASC 730-10-20 and ASC 730-10-25-2e. For each of the statements in your proposed disclosure below, please clarify in the proposed disclosure that the time spent by your in-house scientific personnel is not material, as you appear to indicate in your response, or revise your composition of research and development expense in your Statement of Operations in future filings.

	●	“In addition to directing or overseeing research and development activities, our inhouse scientific personnel...”

	●	“our in-house scientific personnel also support other aspects of our business, including ... as well as an analysis of available information on astaxanthin, related compounds, competing products, applications, and industry trends, which helps to inform management’s business planning and public disclosure assessments”

	●	“has also presented our in-house scientific personnel with the critical task of keeping up-to-date on all of the latest information and interpreting and integrating the findings with our understanding of the mechanism of action and biological applications of astaxanthin and related carotenoids”

RESPONSE:

The Company acknowledges the Staff’s comment and agrees the disclosure could be clarified. The Company proposes to provide disclosure in substantially the form below in its future filings with the Commission, where applicable.

Research and Development

Our research and development program utilizes contract research organizations, contract development and manufacturing organizations, academic institutions, third-party collaborators, employees, and consultants, including scientific, medical, and regulatory professionals. Contract organizations and other third parties provide us with access to significant research and development resources and infrastructure. We anticipate that our research and development will be primarily conducted by contract organizations and other third parties with direction and oversight by our in-house scientific personnel to the extent necessary.

In addition to directing or overseeing research and development activities to the extent necessary, which did not constitute a material amount of time during the years ended December 31, 2019 and 2018, our in-house scientific personnel support other aspects of our business that do not directly or indirectly constitute research and development, including (a) general and administration, such as presentations and due diligence related to fundraising or business development, as well as assessments that help inform our management’s business planning and public disclosure assessments, and (b) sales and marketing, such as preparation and dissemination of existing scientific information related to our products.

Our research and development expenditures totaled $315,994 and $269,077 for the years ended December 31, 2019 and 2018, respectively. These expenditures primarily reflect the cost of product development activities, including clinical trials.

United States Securities and Exchange Commission

Division of Corporation Finance

Thank you for your constructive comments. Please do not hesitate to contact the undersigned by email at dwatumull@cardaxpharma.com or jrussell@cardaxpharma.com with any questions or further comments regarding the Annual Report or to discuss the above responses.

Very truly yours,

/s/ David G. Watumull	/s/ John B. Russell
David G. Watumull	John B. Russell
Chief Executive Officer	Chief Financial Officer